Exhibit 99.1
Global Traffic Network, Inc. Reports Fiscal First Quarter 2008 Operating Results
Record revenue of $11 million for fiscal first quarter 2008
NEW YORK, Nov 13, 2007 (BUSINESS WIRE) — Global Traffic Network, Inc. (Nasdaq: GNET), a leading provider of custom traffic and news reports to radio and television stations outside the U.S., today announced results for the quarter ended September 30, 2007, its first quarter of fiscal 2008.
The Company reported fiscal first quarter revenues of $11.0 million, an increase of 80% over revenues of $6.1 million in the year ago period. Revenues from the Company’s Australian operations increased 80% over the first quarter of fiscal 2007 to $9.9 million, and revenues from the Company’s Canadian operations were $1.1 million, an increase of 80% compared to the year-ago period.
Adjusted Operating Income for the three-month period ended September 30, 2007 increased to $0.6 million from an Adjusted Operating Loss of $0.7 million for three-months ended September 30, 2006, an increase of $1.3 million. The Company defines Adjusted Operating Income (Loss) as operating income (loss) plus depreciation and amortization expense.
Net loss for the first quarter of fiscal 2008 was ($89,000), compared to a net loss of ($0.8) million in the same period of fiscal 2007, an improvement of $0.7 million.
Commenting on the results, William L. Yde III, Chairman, President and Chief Executive Officer of Global Traffic Network, said, “We achieved record revenues once again in our Australian and Canadian markets, as the demand for our advertising availabilities remained strong. We also continue to see demand for our products and services from radio and television stations. For example, we have recently begun providing traffic reporting services to the Astral stations in Montreal. The addition of these highly rated stations significantly strengthens both our reach in the local market and our national reach throughout Canada, in addition to increasing the commercial inventory that we have available for sale.”
“Following the end of the quarter, we reached another significant milestone with the initiation of service in the United Kingdom. In October, we began to provide traffic reports to our first UK-based radio station and we have contracted with a related station in the area to provide our services in the future. We are encouraged with the direction in which our UK business is headed, and look forward to replicating in the United Kingdom the business model that has proven successful in Australia and Canada.”
He concluded, “We remain confident in our business model and are pleased with the success it has brought us thus far. We believe that there is ample opportunity for us to continue to grow in markets across the globe as we leverage our experience and industry knowledge to further enhance our business.”
Conference Call
Global Traffic Network will host a conference call at 8:30 a.m. EST on November 13, 2007, to discuss its fiscal first quarter results, as well as other relevant matters. To listen to the call, dial (888) 868-9083 (domestic), or (973) 935-8512 (international). The reference number is 9436749. The call will also be available live on the Internet at www.globaltrafficnetwork.com and www.kcsa.com.
About Global Traffic Network
Global Traffic Network, Inc. (Nasdaq: GNET) is a leading provider of custom traffic and news reports to radio and television stations outside the U.S. The Company operates the largest traffic and news network in Australia, and operates seven traffic networks in Canada. In exchange for providing custom traffic and news reports, television and radio stations provide Global Traffic Network with commercial airtime inventory that the Company sells to advertisers. As a result, radio and television stations incur no out-of -pocket costs when contracting to use Global Traffic Network’s services. For more information, visit the Company’s website at www.globaltrafficnetwork.com.
This press release contains statements that constitute forward-looking statements. These statements reflect our current views with respect to future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, including those discussed under the heading “Risk Factors” and elsewhere in our annual report 10-K that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements anticipated or implied by these forward-looking statements. These statements can be recognized by the use of words such as “may,” “will,” “intend,” “ should,” “could,” “can,” “would,” “expect,” “believe,” “estimate,” “ predict,” “potential,” “plan,” “is designed to,” “target” or the negative of these terms, and similar expressions. We do not undertake to revise any forward-looking statements to reflect future events or circumstances.

SUPPLEMENTAL DISCLOSURES REGARDING NON-GAAP FINANCIAL INFORMATION
Global Traffic Network, Inc. defines Adjusted Operating Income (Loss) as net operating income (loss) adjusted to exclude depreciation and amortization expense. The Company uses Adjusted Operating Income (Loss), among other things, to evaluate its operating performance. The Company believes the presentation of this measure is relevant and useful for investors because it improves their ability to understand the Company’s operating performance and makes it easier to compare the Company’s results with other companies that have different financing and capital structures or tax rates. In addition, the Company believes this measure is among the measures used by investors, analysts and peers in the media industry for purposes of evaluation and comparing its operating performance to other companies.
Adjusted Operating Income (Loss) is not a measure of performance calculated in accordance with generally accepted accounting principles (“GAAP”) and it should not be considered in isolation of, or as a substitute for, net operating income (loss) as an indicator of operating performance. Because Adjusted Operating Income (Loss) excludes certain financial information compared with net operating income (loss), the most directly comparable GAAP financial measure, users of this financial information should consider the types of events and transactions which are excluded. Adjusted Operating Income (Loss) may not be comparable to measures of adjusted operating income, earnings before interest, taxes, depreciation and amortization (EBITDA), operating cash flow or similarly titled measures employed by other companies. In addition, this measure is not necessarily a measure of the Company’s ability to fund its cash needs.
The following presents the reconciliation of net operating income (loss) to Adjusted Operating Income (Loss) for the three months ended September 30, 2007 and 2006.

	Three Months
	Ended
	September 30,	September 30,
	2007	2006
	(Unaudited)	(Unaudited)

Net operating income (loss)	$252	$(855)
Add back:
Depreciation and amortization expense	$331	$185

Adjusted Operating Income (Loss)	$583	$(670)

Global Traffic Network, Inc.
Income Statement Detail (Unaudited)
Three months ended September 30, 2007 and 2006

	2007	2007	2007	2007	2007
	Australia	Canada	UK	Corporate	Total
Revenues	$9,912	$1,069	$—	$—	$10,981
Operating expenses
Traffic	3,480	1,557	203	—	5,240
News	1,594	—	—	—	1,594
TV	180	—	—	—	180
Selling, G&A	1,908	585	79	—	2,572
Corporate overhead	382	—	—	274	656
Non-cash compensation	—	—	—	156	156
Depreciation/amortization	187	144	—	—	331

Operating income (loss)	2,181	(1,217)	(282)	(430)	252

Interest expense	25	—	—	—	25
Other (income)	(58)	(12)	(1)	(297)	(368)

Net income (loss) before taxes	2,214	(1,205)	(281)	(133)	595
Income tax expense	673	—	—	11	684
Net income (loss)	$1,541	$(1,205)	$(281)	$(144)	$(89)

	2006	2006	2006	2006	2006
	Australia	Canada*	UK**	Corporate	Total
Revenues	$5,514	$594	$—	$—	$6,108
Operating expenses
Traffic	2,458	1,133	—	—	3,591
News	1,071	—	—	—	1,071
TV	58	—	—	—	58
Selling, G&A	1,118	386	—	—	1,504
Corporate overhead	446	49	—	—	495
Non-cash compensation	—	—	—	59	59
Depreciation/amortization	150	35	—	—	185

Operating income (loss)	213	(1,009)	—	(59)	(855)

Interest expense	40	38	—	—	78
Other (income)	(6)	1	—	(169)	(174)

Net income (loss) before taxes	179	(1,048)	—	110	(759)
Income tax expense	56	—	—	—	56
Net income (loss)	$123	$(1,048)	$—	$110	$(815)

*	Canadian Traffic Network ULC was formed July 5, 2005.

**	Global Traffic Network (UK) Limited was formed October 19, 2006

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED BALANCE SHEETS
(In thousands)

	September 30,	June 30,
	2007	2007
	(Unaudited)	(Unaudited)
ASSETS:
Current Assets:
Cash and cash equivalents	$38,202	$7,278
Accounts receivable net of allowance for doubtful accounts of $158 and $93 at September 30 and June 30, 2007	9,150	8,482
Prepaids and other current assets	448	462
Deferred tax assets	260	173

Total current assets	48,060	16,395
Property and equipment, net	7,606	6,568
Intangibles	358	354
Deferred offering costs	—	258
Deferred tax assets	123	139
Other assets	164	126

Total assets	$56,311	$23,840

LIABILITIES AND SHAREHOLDERS’ EQUITY:
Current Liabilities:
Accounts payable and accrued expenses	$6,947	$6,032
Deferred revenue	391	25
Income taxes payable	1,846	1,121
Current portion of long term debt	656	668

Total current liabilities	9,840	7,846
Long term debt, less current portion	732	822
Other liabilities	363	339

Total liabilities	10,935	9,007
Shareholders’ Equity
Common stock, $.001 par value; 100,000,000 shares authorized; 18,045,000 shares issued and outstanding as of September 30, 2007 and 12,870,000 shares issued and outstanding as of June 30, 2007	18	13
Preferred stock, $.001 par value; 10,000,000 authorized; 0 issued and outstanding as of September 30 and June 30, 2007	—	—
Additional paid in capital	48,396	18,527
Accumulated other comprehensive income	1,956	1,198
Accumulated deficit	(4,994)	(4,905)

Total shareholders’ equity	45,376	14,833

Total liabilities and shareholders’ equity	$56,311	$23,840

GLOBAL TRAFFIC NETWORK, INC.
CONSOLIDATED STATEMENTS OF INCOME
(In thousands except share and per share amounts)

	Three Months Ended
	September 30
	2007	2006
	(Unaudited)	(Unaudited)

Revenues	$10,981	$6,108

Operating expenses (exclusive of depreciation and amortization shown separately below)	7,014	4,720
Selling, general and administrative expenses	3,384	2,058
Depreciation and amortization expense	331	185

Net operating income (loss)	252	(855)
Interest expense	25	78
Other (income) (including interest income of $357 and $174 for the three months ended September 30, 2007 and 2006)	(368)	(174)

Net income (loss) before income taxes	595	(759)
Income tax expense	684	56

Net loss	$(89)	$(815)

Loss per common share:
Basic & diluted	$(0.01)	$(0.06)

Weighted average common shares outstanding:
Basic & diluted	16,357,500	12,870,000
SOURCE: Global Traffic Network, Inc.
At KCSA Worldwide:
David Burke / Lee Roth, 212-682-6300
dburke@kcsa.com / lroth@kcsa.com
or
At Global Traffic Network, Inc.:
Scott Cody, 212-896-1255
Chief Financial Officer &
Chief Operating Officer
scott.cody@globaltrafficnet.com